Exhibit 99.1

MY Reports Third Quarter Unaudited Results, Signed Order Backlog Reaches 3.7GW

ZHONGSHAN, China, November 24, 2014 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Operating and Financial Highlights:

•	Total wind turbine generators (“WTGs”) commissioned for which revenue was recognized amounted to an equivalent wind power project output of 524.5MW, or 187 units of 1.5MW and 122 units of 2.0MW WTGs, an increase of 80.9% compared to 290.0MW in Q3 2013.

•	Total revenue was RMB1,716.8 million (US$279.7 million), an increase of 78.7% compared to RMB960.8 million in Q3 2013.

•	Gross profit was RMB225.6 million (US$36.8 million), compared to RMB126.5 million in Q3 2013. Gross margin was 13.1%, a decrease of 0.1 percentage point compared to 13.2% in Q3 2013.

•	Total comprehensive income was RMB71.5 million (US$11.6 million), compared to total comprehensive loss of RMB71.3 million in Q3 2013.

•	Basic and diluted earnings per share were RMB0.58 (US$0.09) and RMB0.57 (US$0.09), respectively, compared to basic and diluted loss per share of RMB0.43 and RMB0.43, respectively, in Q3 2013.

Third Quarter 2014 Operating Data and Unaudited Financial Results

Revenue

Revenue in the third quarter of 2014 was RMB1,716.8 million (US$279.7 million), an increase of 78.7% as compared to that of the corresponding period in 2013. Revenue of WTGs amounted to an equivalent wind power project output of 524.5MW, or 187 units of 1.5MW and 122 units of 2.0MW WTGs. For the corresponding period of 2013, the output was 290.0MW, or 136 units of 1.5MW and 43 units of 2.0MW WTGs. The 78.7% increase in revenue was mainly due to a 72.6% increase in the number of WTGs commissioned compared with the third quarter of 2013.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2014 was RMB225.6 million (US$36.8 million), compared to that of RMB126.5 million in the third quarter of 2013. Gross margin in the third quarter of 2014 was 13.1%, compared to that of 13.2% for the corresponding period in 2013. On an adjusted basis, should warranty provisions be excluded from cost of sales, our adjusted gross margin would be 16.3% for both the third quarter of 2014 and the corresponding period of 2013.

Selling and Distribution Expenses

Selling and distribution expenses were RMB67.9 million (US$11.1 million) for the third quarter of 2014, compared to RMB70.3 million for the corresponding period in 2013, representing a decrease of 3.4%. The decrease in selling and distribution expenses was primarily attributable to lower transportation expense incurred for each WTG as the Company set up production plants near the wind farms since the fourth quarter of 2013.

Administrative Expenses

Administrative expenses were RMB38.4 million (US$6.3 million) for the third quarter of 2014, compared to RMB82.7 million for the corresponding period in 2013, representing a decrease of 53.5%. The decrease in administrative expenses was a combined result of (1) the reversal of provision for bad debts against trade and other receivables in the third quarter of 2014 as we received settlements from customers for some of the long-outstanding doubtful trade receivables; and (2) our administrative expenses in 2013 included administrative expenses incurred by our previously consolidated Indian subsidiary, Global Wind Power Limited (“GWPL”), which we deconsolidated since January 1, 2014.

Research and Development Expenses

Research and development expenses were RMB24.5 million (US$4.0 million) for the third quarter of 2014, compared to RMB27.9 million for the corresponding period in 2013, representing a decrease of 12.2%. The decrease was primarily attributable to less research and development activities carried out in the third quarter of 2014.

Finance Income

Finance income was RMB39.8 million (US$6.5 million) for the third quarter of 2014, compared to RMB32.1 million for the corresponding period in 2013. The increase in finance income was mainly attributable to the increase in interest income from bank deposits and entrusted loans.

Finance Expenses

Finance expenses were RMB50.8 million (US$8.3 million) for the third quarter of 2014, compared to RMB65.2 million for the corresponding period in 2013. The decrease in finance expenses was mainly due to finance expenses incurred by GWPL in the third quarter of 2013 which did not occur in the current quarter.

Profit / (Loss) Before Income Tax

Profit before income tax was RMB85.9 million (US$14.0 million) for the third quarter of 2014, compared to loss before income tax of RMB75.0 million for the corresponding period in 2013.

Income Tax (Expense) / Benefit

Income tax expense was RMB14.4 million (US$2.3 million) for the third quarter of 2014, compared to income tax benefit of RMB3.8 million for the corresponding period in 2013, primarily due to the profit recorded during the third quarter of 2014 .

Total Comprehensive Income / (Loss) and Earnings / (Loss) per Share

Total comprehensive income for the third quarter of 2014 was RMB71.5 million (US$11.6 million), compared to total comprehensive loss of RMB71.3 million for the corresponding period in 2013.

For the third quarter of 2014, basic and diluted earnings per share were RMB0.58 (US$0.09) and RMB0.57 (US$0.09), respectively, compared to basic and diluted loss per share of RMB0.43 and RMB0.43, respectively, for the corresponding period in 2013.

Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2014 were RMB1,678.7 million (US$273.5 million), compared to RMB811.8 million as of December 31, 2013.

Wind-solar complimentary solutions

The company has identified the opportunity in obtaining future WTG orders and wind farm resources through a joint offering of wind-solar complimentary solutions together with RedSolar New Energy Technology Company Limited (“RedSolar”), a company controlled by Chairman and CEO Mr. Chuanwei Zhang. RedSolar is specialized in high-efficiency high concentration photovoltaics (“HCPV”) solar modules.

RedSolar imported certain manufacturing equipment through the Company. As of September 30, 2014 the amount due from RedSolar is approximately RMB132 million and these amounts are expected to be settled before December 31, 2014.

Business Update

Order Book Update

New Sales Contracts – During the third quarter of 2014, Ming Yang entered into sales contracts for wind power projects with a total output of 648.0MW, representing 324 units of 2.0MW WTGs.

Order Backlog – As of September 30, 2014, the Company’s order backlog amounted to 3.7GW, representing 1,187 units of 1.5MW WTGs, 873 units of 2.0MW WTGs, 59 units of 3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG. Cumulative signed orders since its inception amounted to 9.5GW, representing 4,650 units of 1.5MW WTGs, 1,155 units of 2.0MW WTGs, 79 units of 2.5-3.0MW SCD WTGs and 1 unit of 6.0MW SCD WTG.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.1380 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on September 30, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang will host an earnings conference call on Monday, November 24, 2014 at 7:00 am Eastern Time (November 24, 2014 4:00 am Pacific Time / November 24, 2014 8:00 pm Beijing Time). The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States:	+1-845-507-1610
International (toll):	+61-283-733- 610
China, Domestic:	400-120-3170 / 800-870-0210
Hong Kong:	+852-3051-2792

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-648
United States:	+1-800-742-9301

Please ask to be connected to 3Q FY2014 China Ming Yang Wind Power Group Earnings Conference Call and provide the following pass code: Ming Yang

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
China:	400-602-2065/400-632-2162 / 800-870-0206/800-870-0205
Hong Kong:	800-963-117
Passcode:	3324-0018

The replay will be archived for seven days following the earnings announcement until December 1, 2014.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Johnson Zhang

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month periods ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB’000	RMB’000	USD’000
Revenue	960,820	1,716,771	279,696
Cost of sales	(834,272)	(1,491,134)	(242,935)

Gross profit	126,548	225,637	36,761
Other income	12,465	6,380	1,039
Selling and distribution expenses	(70,317)	(67,949)	(11,070)
Administrative expenses	(82,671)	(38,419)	(6,260)
Research and development expenses	(27,929)	(24,512)	(3,993)

(Loss) / profit from operations	(41,904)	101,137	16,477
Finance income	32,140	39,785	6,482
Finance expenses	(65,202)	(50,760)	(8,270)
Loss on disposal of subsidiary	—	(4,045)	(659)
Share of profit / (loss) of associates	16	(249)	(41)

(Loss) / profit before income tax	(74,950)	85,868	13,989
Income tax benefit / (expense)	3,752	(14,370)	(2,341)

(Loss) / profit for the period	(71,198)	71,498	11,648

Other comprehensive loss for the period:
Foreign currency translation differences - foreign operations	(92)	(21)	(3)

Total comprehensive (loss) / income for the period	(71,290)	71,477	11,645

(Loss) / profit attributable to:
Shareholders of the Company	(53,216)	72,361	11,789
Non-controlling interests	(17,982)	(863)	(141)

	(71,198)	71,498	11,648

Total comprehensive (loss) /income attributable to:
Shareholders of the Company	(54,770)	72,340	11,786
Non-controlling interests	(16,520)	(863)	(141)

	(71,290)	71,477	11,645

Basic (loss) / earnings per share(1)	(0.43)	0.58	0.09
Diluted (loss) / earnings per share(2)	(0.43)	0.57	0.09

(1)	The calculation of the basic (loss) / earnings per share is based on the (loss) / profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.

(2)	The calculation of diluted earnings (loss) / per share is based on the (loss) / profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.
(3)	The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three-month periods ended
	September 30, 2013	September 30, 2014	September 30, 2014
	RMB’000	RMB’000	USD’000
Revenue (A)	960,820	1,716,771	279,696
Cost of sales (B)	(834,272)	(1,491,134)	(242,935)
Less: warranty provision	29,852	53,362	8,694

Cost of sales excluding warranty provision (C)	(804,420)	(1,437,772)	(234,241)

Gross margin [D=(A+B)/A]	13.2%	13.1%	13.1%
Adjusted gross margin[E=(A+C)/A]	16.3%	16.3%	16.3%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of December 31, 2013	As of September 30, 2014
	RMB’000	RMB’000	USD’000
Assets
Non-current assets
Property, plant and equipment	1,001,678	799,810	130,305
Intangible assets	195,816	87,607	14,273
Lease prepayments	352,142	346,546	56,459
Investments in associates	25,608	70,092	11,419
Investments in joint ventures	795,848	851,499	138,726
Other investments	30,197	30,000	4,888
Trade and other receivables	934,364	1,042,866	169,903
Prepayments	120,276	129,149	21,041
Deferred tax assets	224,843	200,855	32,723

Total non-current assets	3,680,772	3,558,424	579,737

Current assets
Inventories	2,235,459	1,756,480	286,165
Trade and other receivables	4,210,955	4,868,896	793,238
Prepayments	115,317	161,372	26,291
Other current assets	35,301	28,243	4,601
Pledged bank deposits	246,608	291,442	47,482
Cash and cash equivalents	811,848	1,678,690	273,491

Total current assets	7,655,488	8,785,123	1,431,268

Total assets	11,336,260	12,343,547	2,011,005

Equity
Issued share capital	850	862	140
Reserves for own shares	(44,628)	(44,628)	(7,271)
Capital reserves	3,693,726	3,720,215	606,096
Translation reserves	(74,223)	(75,567)	(12,311)
Accumulated losses	(532,342)	(258,119)	(42,053)

Total equity attributable to shareholders of the Company	3,043,383	3,342,763	544,601
Non-controlling interests	(28,063)	52,914	8,621

Total Equity	3,015,320	3,395,677	553,222

Liabilities
Non-current liabilities
Bond payable	992,664	—	—
Deferred tax liabilities	52,102	12,963	2,112
Provisions	154,491	193,718	31,560
Trade and other payables	132,389	204,682	33,347
Deferred income	253,849	295,314	48,112
Bank borrowings	104,015	—	—

Total non-current liabilities	1,689,510	706,677	115,131

Current liabilities
Bond payable	—	997,916	162,580
Trade and other payables	4,230,737	5,732,151	933,881
Bank and other borrowings	1,283,055	713,091	116,176
Income tax payable	9,155	15,337	2,499
Provisions	249,559	287,475	46,835
Deferred income	41,328	47,731	7,776
Deferred revenue	817,596	447,492	72,905

Total current liabilities	6,631,430	8,241,193	1,342,652

Total liabilities	8,320,940	8,947,870	1,457,783

Total equity and liabilities	11,336,260	12,343,547	2,011,005

SOURCE: China Ming Yang Wind Power Group Limited